

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Robert J. Higgins
Chairman and Chief Executive Officer
Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York 12203

> **Re: Trans World Entertainment Corporation**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed April 15, 2010**
> **Definitive 14A**
> **Filed May 19, 2010**
> **Form 10-Q for Fiscal Period Ended May 1, 2010**
> **Filed June 10, 2010**
> **Form 10-Q for Fiscal Period Ended July 31, 2010**
> **Filed September 9, 2010**
> **Form 10-Q for Fiscal Period Ended October 31, 2010**
> **Filed December 9, 2010**
> **File No. 000-14818**

Dear Mr. Higgins:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief